Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Sixteenth Meeting of the Fourth Session of the

Board of Directors of China Life Insurance Company Limited

The sixteenth meeting (the “Meeting”) of the fourth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on August 27, 2014 at the Conference Room located at A18 of China Life Plaza, Beijing. The directors were notified of the Meeting by way of a written notice dated August 11, 2014. Out of the Company’s eleven directors, eight directors attended the Meeting in person, including Yang Mingsheng, chairman and executive director of the Company; Lin Dairen, Su Hengxuan and Miao Ping, executive directors of the Company; Wang Sidong, non-executive director of the Company; and Bruce D. Moore, Anthony Francis Neoh and Tang Jianbang, independent non-executive directors of the Company. Miao Jianmin and Zhang Xiangxian, non-executive directors of the Company, and Sun Changji, independent non-executive director of the Company, were on leave for business and authorized in writing, respectively, Lin Dairen, executive director of the Company, Wang Sidong, non-executive director of the Company and Tang Jianbang, independent non-executive director of the Company to act on their behalf and cast the votes for them. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association and Rules of Procedures for the Board of Directors of the Company.

The Meeting was presided over by Chairman Yang Mingsheng. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	Passed the Proposal regarding Nominating Mr. Xu Hengping as a Vice President of the Company

Voting result: 11 for, 0 against, with no abstention

2.	Passed the Proposal regarding Nominating Mr. Xu Haifeng as a Vice President of the Company

Voting result: 11 for, 0 against, with no abstention

3.	Passed the Proposal regarding Nominating Mr. Li Mingguang as a Vice President of the Company

Voting result: 11 for, 0 against, with no abstention

Commission File Number 001-31914

4.	Passed the Proposal regarding Nominating Mr. Yang Zheng as a Vice President of the Company

Voting result: 11 for, 0 against, with no abstention

5.	Passed the Proposal Regarding the Interim Financial Reports for the First Half of 2014

The Board passed the Proposal Regarding the Interim Financial Reports for the First Half of 2014, which includes the financial statements for the first half of 2014 prepared in accordance with PRC GAAP, the financial statements for the first half of 2014 prepared in accordance with IFRS, the solvency report for the first half of 2014, and the report on changes in accounting estimates for the first half of 2014.

The Board reviewed and discussed the changes in accounting estimates referred to in the financial statements for the first half of 2014. In the first half of 2014, there were no other significant changes in accounting estimates other than the changes in actuarial assumptions. The Company determined actuarial assumptions which include, among others, discount rate, mortality rate, morbidity rate, expenses, surrender rate and policy dividends based on current information available at the date of the balance sheets, and such assumptions were used to calculate the reserves of insurance contracts as at the date of the balance sheets.

On June 30, 2014, the Company re-examined the above assumptions based on current information. Changes in reserves of relevant insurance contracts arising from changes in the assumptions above were incorporated into the current income statement, which resulted in an increase in profit before tax by RMB 6,229 million. As of June 30, 2014, such changes in the assumptions above resulted in a decrease in liability reserves for life insurance products by RMB 5,502 million and a decrease in liability reserves for long-term health insurance products by RMB 727 million.

Voting result: 11 for, 0 against, with no abstention

6.	Passed the Proposal Regarding the A Share Interim Report for the First Half of 2014 and the H Shares Interim Report for the First Half of 2014

The Board passed the Proposal regarding the A Share Interim Report for the First Half of 2014 and the H Shares Interim Report for the First Half of 2014, including Financial Summary, Chairman’s Statement, Management Discussion and Analysis, Significant Events, Changes in Share Capital and Shareholdings of Substantial Shareholders, Directors, Supervisors, Senior Management and Employees, Financial Reports, and Embedded Value Report.

Voting result: 11 for, 0 against, with no abstention

7.	Passed the Proposal Regarding the Changes to the Members of the Special Committees of the Fourth Session of the Board of Directors

According to the current operation and composition of the special committees of the Board, Zhang Zutong, a new independent director, is appointed as the chairman of the Nomination and Remuneration Committee and a member of the Audit Committee; and Huang Yiping, a new independent director, is appointed as the chairman of Strategy and Investment Decision Committee and a member of the Audit Committee.

Commission File Number 001-31914

The special committees after the above adjustments are composed as follows:

Special Committee	Chairman	Members
Audit Committee	Bruce D. Moore	Zhang Zutong and Huang Yiping

Nomination and Remuneration Committee	Zhang Zutong	Miao Jianmin and Bruce D. Moore

Strategy and Investment Decision Committee	Huang Yiping	Wang Sidong, Lin Dairen, Anthony Francis Neoh and Su Hengxuan

Risk Management Committee	Anthony Francis Neoh	Zhang Xiangxian and Miaoping

Note: The qualifications of Zhang Zutong and Huang Yiping as independent directors are subject to the approval of the China Insurance Regulatory Commission.

Voting result: 11 for, 0 against, with no abstention

8.	Passed the Proposal Regarding the 2013 Performance Evaluation Results and the 2014 Performance Agreement of the Company’s Senior Management Personnel

Voting result: 11 for, 0 against, with no abstention

9.	Passed the Proposal Regarding the Adjustments to the Establishment of Departments at the Company’s Headquarter

Voting result: 11 for, 0 against, with no abstention

10.	Passed the Proposal Regarding the Yin Hai Project

This project constitutes a connected transaction under the listing rules of Hong Kong Stock Exchange. Affiliated directors, including Yang Mingsheng, Lin Dairen, Su Hengxuan, Miao Ping, Miao Jianmin, Zhang Xiangxian and Wang Sidong, abstained from voting on this proposal. The independent directors gave their independent opinions on and consent to this connected transaction.

Voting result: 4 for, 0 against, with no abstention

11.	Passed the Proposal Regarding the Proposed Participation in Capital Introduction to Sinopec Marketing Company Ltd.

Please refer to a separate announcement issued by the Company on the same date of this announcement for details of this transaction.

Voting result: 10 for, 0 against, 1 abstention. Bruce D. Moore, an independent director, abstained from voting on this proposal. The reason for his abstention is his unfamiliarity with the market for sales of refined oil products in China as well as the complexity of this investment project.

12.	Passed the Proposal Regarding the Amendments to the Measures for the Management of Capital Raising of the Company

Voting result: 11 for, 0 against, with no abstention

Commission File Number 001-31914

13.	Passed the Proposal Regarding the Company’s Internal Audit Work of the First Half of 2014

Voting result: 11 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

August 27, 2014